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                                                                     EXHIBIT 3.1
                                   AMENDMENT

                     TO THE AMENDED AND RESTATED BY-LAWS OF

                          DELPHI FINANCIAL GROUP, INC.

By resolutions duly adopted by the Board of Directors of Delphi Financial Group, Inc. (the "Corporation") on August 4, 2005, the following amendment to the Corporation's Amended and Restated By-Laws (the "By-Laws") was approved and adopted:

Article III, Section 1 of the By-Laws is hereby deleted in its entirety and replaced by the following:

Section 1. The number of directors which shall constitute the whole board of directors shall initially be 2. However, at any time and from time to time, the number of directors which shall constitute the whole board of directors may be increased to not more than 14 or decreased to not less than 5, by resolution of the board of directors, provided that no decrease in the number of directorships shall shorten the term of any incumbent director. Any change in the number of directorships must be authorized by a majority of the whole board of directors, as constituted immediately prior to such change. The directors shall be elected annually, either at the annual meeting of the stockholders or by written consent of all the stockholders entitled to vote in lieu of the annual meeting, except as provided in Section 2 of this Article III, and each director elected shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier death or resignation. Directors need not be stockholders.

The foregoing is certified as an amendment to the By-Laws, duly adopted by the Board of Directors of the Corporation.

                                       /s/ CHAD W. COULTER
                                       -----------------------------------------
                                       Chad W. Coulter, Secretary

August 4, 2005